PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated January 28, 2022)	Registration No. 333-262242

Ermenegildo Zegna N.V.

Up to 231,802,500 Ordinary Shares

Up to 20,116,667 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated January 28, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,667 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,667 Ordinary Shares issuable upon the exercise of 13,416,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,802,500 Ordinary Shares (including (i) up to 37,140,000 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our private placement warrants, and (iii) up to 187,962,500 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our private placement warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

The Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. On January 31, 2022, the closing sale price as reported on NYSE of the Ordinary Shares was $10.24 per share and of our Public Warrants was $2.09 per Public Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 1, 2022.

On February 1, 2022, Ermenegildo Zegna N.V. (“Zegna Group” or the “Company”) announced the Company’s unaudited Fiscal Year 2021 Preliminary Revenues.

Highlights from Fiscal Year 2021 Preliminary Revenues

For its Fiscal Year 2021, the Zegna Group posted a 27%1 Year-over-Year increase in revenues, to €1,292 million. This strong performance was driven by a continued rebound of the Zegna segment, whose revenues increased 23% to €1,035 million, as well as the exceptional performance of the Thom Browne brand, which was up 47%, with revenues totalling €263 million. Zegna branded products, which include apparel, bags, shoes and leather goods, as well as licensed goods and royalties, posted revenues that were up 33% to €847 million driven in large part by the robust growth in two primary areas: Luxury Leisurewear and Shoes. Thom Browne’s impressive performance was due to growth in every channel, geography and product line in both Men’s and Women’s categories. The Group’s textile revenues also saw a double-digit percentage increase to €102 million. The 9% decline in Strategic Alliances Year-over-Year to €75 million reflected a post-COVID adjustment phase in the B2B business.

The Group’s overall revenues showed strong growth across all geographies, with North American revenues increasing 46% to €191 million, due in large part to a very strong performance in the United States, where revenues were up 53% Year-over-Year. The Group saw similarly strong sales in APAC, with an increase of 26% to €696 million, with the Greater China Region2 continuing a two-year growth trend, up 34% since 2020 and 28% since 2019. Revenues in Japan and the remaining parts of APAC continued to be negatively affected by COVID-19 restrictions. EMEA saw a 20% uptick in sales, growing to €380 million, driven by a rebound in Italy’s sales to above 2019 levels and by the outstanding performance of the UAE, particularly in retail.

Retail sales growth was 39% Year-over-Year, and wholesale sales also grew at +14% Year-over-Year.

The Zegna brand retail revenues increase – up 35% to €713 million – was driven by a strong recovery across geographies, especially North America. Strong retail performance was also evident in both EMEA and APAC, the latter thanks to the high-double digit performance of the Greater China Region, which is showing sales well ahead of 2019 levels. The Group wholesale revenues were also up during the period, with Zegna branded products increasing 24% to €134 million, thanks to the strong performance of North America and APAC, and Thom Browne by 32% to €125 million thanks mainly to EMEA and APAC. Thom Browne’s strong momentum led to 127% revenue growth in the retail channel when compared to 2019, significantly exceeding store footprint expansion. At the same time, Zegna brand growth was strong despite a refocusing of the mono-brand store footprint since 2019, indicative of a positive response to the brand re-set strategy. Notably, retail outperformed wholesale for both brands, reflecting our strategic focus on brand equity and an increasingly selective approach to wholesale distribution. Group retail sales represented a 66% incidence of total revenues in 2021, up from 60% in 2020 and 61% in 2019.

[1]	All growth rates are Year-over-Year and are expressed at actual foreign exchange rates.
[2]	For Zegna’s reporting purposes, the “Greater China Region” includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan.

FY 2021 Preliminary Group Revenues: Breakdown by Segment

(Euro thousands in Actual FX)	2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
	PRELIMINARY
Revenues	1,292,402	1,014,733	1,321,327	+27%	(2%)

— Zegna segment	1,035,175	843,318	1,165,911	+23%	(11%)
— Thom Browne segment	264,066	179,794	161,200	+47%	+64%
— Eliminations	(6,839)	(8 ,379)	(5,784)	n.s.	n.s.

Note: 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval. Zegna Segment includes Zegna branded products, Strategic Alliances, Textile, Agnona and Other.

FY 2021 Preliminary Group Revenues: Breakdown by Geography

(Euro thousands in Actual FX)	2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
	PRELIMINARY
Revenues	1,292,402	1,014,733	1,321,327	+27%	(2%)

EMEA [1]	380 ,325	315,879	431,384	+20%	(12%)
- of which Italy	158,722	121,202	140,676	+31%	+13%
- of which UK	37,682	32,985	58,012	+14%	(35%)
North America [2]	191,283	131,049	233,327	+46%	(18%)
- of which United States	176,0 59	114,818	205,744	+53%	(14%)
Lat in America [3]	19,971	12,915	25,404	+55%	(21%)
APAC [4]	696,344	551,650	626,059	+26%	+11%
- of which Greater China Region [5]	588,876	438,193	458,294	+34%	+28%
- of which Japan	55,479	61,523	90,240	(10%)	(39%)
Other [6]	4,479	3,240	5,153	+38%	(13%)

1.

EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern European countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

2.	North America includes the United States of America and Canada.
3.	Latin America includes Mexico, Brazil and other Central and South American countries.
4.	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
5.	For Zegna’s reporting purposes the Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan
6.	Other revenues mainly include royalties and certain sales of old season products.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.

FY 2021 Preliminary Group Revenues: Breakdown by Product Line

(Euro thousands in Actual FX)		2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
		PRELIMINARY
Revenues		1,292,402	1,014,733	1,321,327	+27%	(2%)

—	Zegna branded products [1]	847,311	636,478	919,545	+33%	(8%)
—	Thom Browne	263,397	179,490	160,595	+47%	+64%
—	Textile	102,244	87,615	108,513	+17%	(6%)
—	Strategic Alliances	74,957	82,273	91,720	(9%)	(18%)
—	Agnona	1,191	12,389	17,691	(90%)	(93%)
—	Other	3,302	16 ,488	23,263	(80%)	(86%)

1.	Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.

FY 2021 Preliminary Group Revenues: Breakdown by Channel

(Euro thousands in Actual FX)	2 0 2 1A P R ELIM IN A R Y	% on revenues	2020A	% on revenues	2 0 19 A	% on revenues	Δ% vs 2020 A	Δ% vs 2019 A
Revenues	1,292,402	100%	1,014,733	100%	1,321,327	100%	+27%	(2%)

— DTC Zegna branded products [1]	712,862		527,972		743,012		+35%	(4%)
— DTC Thom Browne	138,567		85,268		61,045		+63%	+127%
Total Direct to Consumer (DTC)	851,429	66%	613,240	60%	804,057	61%	+39%	+6%
— Wholesale Zegna branded products [1]	134,449		108,506		176,533		+24%	(24%)
— Wholesale Thom Browne	124,830		94,222		99 ,550		+32%	+25%
— Wholesale Strategic Alliances and Textile	177,201		169,888		200,233		+4%	(12%)
— Wholesale Agnona	1,191		12,389		17,691		(9 0%)	(93%)
Total Wholesale	437,671	34%	385,005	38%	494,007	37%	+14%	(11%)
Other	3,302	0%	16,488	2%	23,263	2%	(80%)	(86%)

1.	Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.

4